EXHIBIT 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Adv. Odeya Brick-Zarsky and Adv. Guy Eizenberg, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 21, 2018 at 10:30 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra’anana 4366516, Israel and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALS 2 THROUGH 4 AS SET FORTH ON THE REVERSE.

IN ADDITION, VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL.

FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE “REQUIRED VOTE” SECTION OF ITEM 2 OF THE PROXY STATEMENT. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

October 21, 2018

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALS 2 THROUGH 4 BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest or are a controlling shareholder with respect to Proposal 2. For information regarding the definitions see the discussion in the “Required Vote” section of each respective item in the proxy statement.

VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL.

1.	To re-elect four directors for terms expiring at the Company’s 2019 Annual General Meeting of Shareholders.

NOMINEES:

	FOR	AGAINST	ABSTAIN
HAIM MER	☐	☐	☐
ROGER CHALLEN	☐	☐	☐
STEVEN J. GLUSBAND	☐	☐	☐
YAACOV GOLDMAN	☐	☐	☐

2.	To approve the terms of employment of Mr. Roy Hess, the Company’s Chief Executive Officer.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In connection with approval of the terms of employment of Mr. Roy Hess, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

                                                ☐ YES           ☐ NO

3.
To approve the terms of the Alpha Capital SPA and the Alpha Private Placement (as such terms are defined in the Proxy Statement), and the transactions contemplated thereby and related thereto, including the adoption of amended and restated articles of association and the amendment of the memorandum of association, which include the creation of a new class of preferred shares, and the appointment and terms of service of two directors nominated by Alpha Capital.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2018, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder [           ] Date [     ] Signature of Shareholder [          ] Date [         ]

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person
.